COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS	SUPERIOR COURT DEPARTMENT

PAUL SHUMSKY, on behalf of himself and all others similarly situated,	DOCKET NO. 11-0186

Plaintiff,

v.

MICROFLUIDICS INTERNATIONAL CORPORATION; IDEX CORPORATION; NANO MERGER SUB, INC.; GEORGE UVEGES; ERIC G. WALTERS; HENRY KAY; LEO PIERRE ROY; MICHAEL C. FERRARA; STEPHEN J. ROBINSON

Defendants.
FIRST AMENDED CLASS ACTION COMPLAINT FOR
BREACH OF FIDUCIARY DUTY AND JURY TRIAL DEMAND
     Plaintiff Paul Shumsky (“Plaintiff”), individually and on behalf of all others similarly situated, by and through his attorneys, alleges the following upon information and belief, except as to the allegations which pertain to Plaintiff, which allegations are based upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action on behalf of Plaintiff and the public stockholders of Microfluidics International Corporation (“Microfluidics” or the “Company”) against the Company and its Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duty.

     2. On January 11, 2011, Microfluidics and IDEX Corporation (“IDEX”) jointly announced a merger agreement under which IDEX would acquire the Company for a price of $1.35 per share in cash (“Proposed Transaction”) for a total transaction value of approximately $14 million.
     3. The offer price of $1.35, however, provides inadequate consideration to Microfluidics shareholders. Indeed, this offer price is significantly below the high target price of the stock from the report of a leading analyst covering Microfluidics of $2.00 a share.
     4. Further, the Individual Defendants, in pursuing the Proposed Transaction with IDEX, failed to act reasonably to maximize shareholder value for the Company’s stockholders. Rather than attempt to maximize shareholder value, the Individual Defendants instead appeared to steer its sale process to a transaction with IDEX. Moreover, Microfluidics failed to solicit any bidders or conduct any process resembling a market check until it had negotiated exclusively with IDEX for more than six months. The Board also allowed the process by which the Company sold itself to IDEX to driven nearly single-handedly by Defendant Ferrara.
     5. Moreover, the Merger Agreement includes a number of preclusive deal protection devices that make the Proposed Transaction a fait accompli and ensures that no competing offers will emerge for the Company. These deal protection provisions serve no legitimate purpose other than to insulate the Proposed Transaction from market forces — market forces to which the Proposed Transaction has not been fully subjected, since the Microfluidics Board failed to conduct any market check until negotiations with IDEX were well under way.
     6. In pursuing their unlawful plan to allow IDEX to acquire Microfluidics for an inadequate price, and refusing to act in good faith and in accordance with the fiduciary duties owed to Microfluidics and it shareholders, the Defendants have violated and continue to violate applicable law by breaching and/or aiding and abetting breaches of their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing. These breaches of fiduciary duty are further aggravated by Defendants’ non-disclosure of numerous material facts concerning the Proposed Transaction. Unless these material non-disclosures are corrected, Microfluidics shareholders will be entirely unable to cast a fully and fairly informed vote on the Proposed Transaction, and will be permanently and irreversibly harmed as a consequence.
PARTIES
     7. Plaintiff owns shares of Microfluidics common stock and has owned such shares at all relevant times.
     8. Microfluidics is a Delaware corporation that is headquartered at 30 Ossipee Road, Newton, Massachusetts. Microfluidics manufactures and markets a line of materials processing systems, which are systems used in numerous applications in the pharmaceutical, biotechnology, chemical, nutraceutical/food, energy, academics and cosmetics industries. The Company’s line of lab and production equipment, which are marketed under the company’s Microfluidizer trademark and trade name, process premixed formulations to produce small, uniform structures, usually of the submicron and nanoscale size including nanoemulsions and nanosuspensions. The equipment is used for cell disruption to harvest the cultivated contents of cells such as e-coli, bacterial yeast, mammalian and /or plant cells and for liposomal encapsulation of materials primarily for the pharmaceutical, biotechnology, nutraceutical/ and cosmetic industries.

     9. Defendant IDEX Corporation is a Delaware corporation with its principal place of business at 630 Dundee Road, Northbrook, Illinois. IDEX is an applied solutions business that sells an array of pumps, flow meters and other fluidics systems and components and engineered products to customers in a variety of markets around the world. All of the Company’s business activities are carried out through wholly-owned subsidiaries.
     10. Defendant Nano Merger Sub, Inc. (“Merger Sub”) is a Delaware corporation and wholly-owned direct subsidiary of IDEX. Merger Sub operates as a part of IDEX and this entity was formed solely for the purpose of consummating the Proposed Transaction.
     11. Defendant George Uveges has served as a Director of the Company since November 2005.
     12. Defendant Eric G. Walters has served as a Director of the Company since November 2005.
     13. Defendant Henry Kay has served as a Director of the Company since March 4, 2010.
     14. Defendant Leo Pierre Roy has served as a Director of the Company since June 2000.
     15. Defendant Michael C. Ferrara is the Company’s Chief Executive Officer and has served as a Director of the Company since November 2007.
     16. Defendant Stephen J. Robinson has served as a Director of the Company since 2010.
     17. The defendants named above in paragraphs 11 to 16 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, as officers or directors of Microfluidics, or both, have a fiduciary relationship with Plaintiff and other public shareholders of Microfluidics, and owe them the highest obligations of good faith, fair dealing, loyalty, and due care.
CLASS ACTION ALLEGATIONS
     18. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except defendants and any person, firm, trust, corporation, or other entity related to or affiliated with defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     19. This action is properly maintainable as a class action.
     20. The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, as of November 10, 2010, Microfluidics had 10,426,647 shares of common stock outstanding.
     21. There are questions of law and fact which are common to the Class including, inter alia, the following:
a.	Have the Individual Defendants breached their fiduciary duties to Plaintiff and the other members of the Class?;

b.	Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that does not maximize the Company’s value in violation of their fiduciary duties?; and

c.	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct?
     22. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     23. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

     24. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudication with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     25. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     26. Microfluidics is a Delaware corporation that is headquartered at 30 Ossipee Road, Newton, Massachusetts. Microfluidics manufactures and markets a line of materials processing systems, which are systems used in numerous applications in the pharmaceutical, biotechnology, chemical, nutraceutical/food, energy, academics and cosmetics industries. The Company’s line of lab and production equipment, marketed under its Microfluidizer trademark and trade name, process premixed formulations to produce small, uniform structures, usually of the submicron and nanoscale size including nanoemulsions and nanosuspensions. The equipment is used for cell disruption to harvest the cultivated contents of cells such as e-coli, bacterial yeast, mammalian and/or plant cells and for liposomal encapsulation of materials primarily for the pharmaceutical, biotechnology, nutraceutical and cosmetic industries.
     27. The Company has performed remarkably well amidst the recent global economic downturn. On November 15, 2010, the Company issued a press release announcing its solid Third Quarter 2010 results. In this press release, the Company reported revenues of $4.1 million for the three months ended September 30, 2010. Excluding $1.3 million in 2009 revenue directly related to machine production in response to the global pandemic H1N1 crisis, revenues grew by 29% in the third quarter of 2010 as compared to the third quarter of 2009.

     28. Moreover, the Company announced that it had achieved target of 60% gross margin for the fifth consecutive quarter in the third quarter of 2010 and increased unit sales to 144 units compared to 127 units for the same period in 2009. The Company’s revenues also grew by 12% to $12.9 million, an increase of $1.4 million, for the nine months ended September 30, 2010 as compared to revenues of $11.5 million for the same period in 2009. Microfluidics also reported an EBITDA of $769,000 for the nine months ended September 30, 2010 compared with an EBITDA of $227,000 for the same period in 2009.
     29. Defendant Ferrara, a Director and the Company’s CEO, touted the strength of these financial results in the press release. As Ferrara stated, in relevant part:
Our third quarter 2010 results were affected by the absence of significant revenue directly related to increased machine production in response to the 2009 global pandemic flu crisis[...] We anticipated this trend by increasing our presence and growing consecutive quarter-to-quarter revenues across a number of key markets in the biopharmaceutical space and returning adjacent markets, including chemical, cosmetics, food and nutraceuticals. The core competencies of MFLU that delivered four consecutive quarters of net income profitability prior to the third quarter of 2010 and our strategic decision to expand our efforts to adjacent markets enabled us to offset a measure of variability inherent in the business which we experienced in the third quarter of 2010. Our nine month financials are strong and we remain focused on successfully moving forward and driving year-over-year growth as we look to the end of 2010.
     30. Peter Byczko, the Company’s Vice President of Finance and Chief Accounting Officer, further commented on the Company’s financial results. As Byczko stated in relevant part:
We continue to improve the financial stability of the Company as our nine month results demonstrate[...] This performance directly supported our ability in October to obtain a one-year extension on our $1 million secured revolving credit line with Webster Bank. This line of credit coupled with our $2 million cash position at the end of the third quarter provides the Company with important flexibility as we continue to focus on growing our business.
     31. In light of the Company’s future prospects and expectations outlined herein, the Directors had no valid or pressing reason to sell the Company at the low value contemplated in the Proposed Transaction, particularly in the current depressed economic and valuation atmosphere.
The Proposed Transaction Was Reached Through an Unfair Process and Contains
Unfair and Coercive Terms for Microfluidics’ Shareholders
     32. Despite the Company’s bright prospects, on January 11, 2011, the Company issued a press release announcing that Microfluidics’ Board of Directors had unanimously approved an agreement under which IDEX would acquire all of the outstanding shares of Microfluidics common stock for $1.35 per share in cash for a transaction valued at approximately $14 million. Specifically, the press release stated:
Lake Forest, IL and Newton, MA—January 11, 2011—IDEX Corporation (NYSE: IEX) today announced that it has entered into a definitive merger agreement to acquire Microfluidics International Corporation (OTC Bulletin Board: MFLU) for $1.35 per share, net to the seller in cash, and subject to adjustment as provided in the merger agreement. The transaction is expected to close in the first quarter of 2011.
The $1.35 per share cash purchase price represents a premium of approximately 69% over Microfluidics’ volume-weighted average share price during the 30 trading days ending January 10, 2011, the last trading day prior to this announcement, and a 75% premium over Microfluidics’ volume-weighted average share price during the 90 trading days ending January 10, 2011.
Microfluidics is a global leader in the design and manufacture of laboratory and commercial equipment used in the production of micro and nano scale materials for the pharmaceutical and chemical markets. Microfluidics is the exclusive producer of the Microfluidizer® family of high shear fluid processors for uniform particle size reduction, robust cell disruption and nanoparticle creation. Microfluidics’ product and service offerings will enhance IDEX’s micro fluidics and micro particle technology position. Headquartered in Newton, MA, Microfluidics achieved $16M in revenue in 2009. Microfluidics will operate as a stand-alone business within the IDEX Fluid and Metering segment. Microfluidics is expected to be accretive to IDEX’s earnings in 2011.
The merger agreement provides for a wholly-owned subsidiary of IDEX to commence a tender offer to purchase all outstanding shares of Microfluidics. The Microfluidics Board of Directors unanimously determined that the offer and the merger are fair to and in the best interests of Microfluidics and its shareholders. The Board approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the offer, and recommended that holders of shares of Microfluidics common stock accept the offer and tender their shares in the offer.
In connection with the acquisition, Global Strategic Partners, LLC (GSP), a wholly- owned subsidiary of Celgene Corporation (NASDAQ: CELG), has agreed, subject to the same conditions as the offer, to sell to IDEX the Microfluidics $5,000,000 debenture previously issued to GSP (which is convertible for shares representing, after giving effect to such conversion, approximately 28% of the outstanding shares of Microfluidics based on shares outstanding at December 31, 2010) and to cancel all outstanding warrants to purchase Microfluidics common stock held by GSP.
In addition, Irwin Gruverman, the founder and a major shareholder of Microfluidics, as well as each of Microfluidics’ directors and executive officers, have agreed to tender their shares in the offer; these stockholders own shares representing approximately 16% of the outstanding shares of Microfluidics at December 31, 2010.
The merger agreement provides for a two-step transaction. The first step will be a cash tender offer for all outstanding Microfluidics common stock, which is expected to commence in January 2011. In a second step merger, any untendered shares of Microfluidics common stock (other than those of dissenting holders) will be converted into the right to receive the same price paid in the offer. The tender offer and merger are subject to the satisfaction of customary closing conditions, including successful tender of a majority of the outstanding shares of Microfluidics common stock. There are no financing or regulatory conditions to the consummation of the transaction, nor is the transaction subject to approval by the shareholders of IDEX.
Commenting on the transaction, IDEX Chairman and Chief Executive Officer Larry Kingsley stated, “We are thrilled that Microfluidics has decided to join the IDEX team. Microfluidics’ leading technology in particle size reduction and nanoparticle creation adds enabling technology to one of our key platforms supporting pharmaceutical research and production. Combining Microfluidics with our Quadro and Fitzpatrick pharma platform will allow for significant growth opportunities across the globe. We welcome the Microfluidics team to IDEX.”
Microfluidics’ Chief Executive Officer Michael C. Ferrara stated, “Microfluidics has completed a significant transformation— evolving into an innovative, efficient and financially stable technology provider with a robust product line that continues to serve as the gold standard for nanomaterials processing, particularly for pharmaceutical applications. As we look to the future, we believe the full potential of our technology can best be realized by a larger company with robust sourcing and distribution channels and complementary lines of innovative products. We are confident that IDEX—known as a global leader in the fluidics field across multiple platforms—is the ideal partner for Microfluidics. We believe that this proposed acquisition best meets the evolving needs of our global customers while also producing the value and liquidity that our shareholders deserve. We look forward to working with IDEX to complete the transaction in the first quarter of 2011.”

Latham & Watkins LLP and Hodgson Russ LLP represented IDEX in the transaction. America’s Growth Capital, LLC served as the financial advisor to Microfluidics and provided a fairness opinion to the Microfluidics Board of Directors. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. served as legal counsel to Microfluidics.
     33. The offer price of $1.35, however, fails to adequately value the intrinsic value of Microfluidics’ shares at the time. Indeed, one analyst quoted by Yahoo! Finance had set a target price of $2.00 a share. Thus, the price offered in the Proposed Transaction offers no premium to Microfluidics shareholders but instead provides a 32.5% discount to this target price. Moreover, this target price provides objective confirmation that the consideration offered to Microfluidics shareholders in connection with the Proposed Transaction is insufficient. Here, because the Proposed Transaction is an all-cash deal, the Merger represents a change of control, thereby creating an affirmative duty on the part of the Microfluidics Board to maximize shareholder value and subjecting the fairness of the proceedings that led to the Proposed Transaction to enhanced scrutiny. Defendants, however, failed to meet these duties.
     34. Additionally, although Microfluidics’ stock price, like most public companies has fallen steadily since 2007, the stock price has steadily increased since February 2009. This increase reflects the ongoing improvements in the Company’s operations and financial results, particularly due to the growing revenues across the Company’s key markets in the biopharmaceutical space and returning adjacent markets, including chemical, cosmetics, food and nutraceuticals. Indeed, Microfluidics has continued to perform well compared to its competitors in its industry and the overall market in light of the fact that equities valuations continue to be temporarily depressed due to global economic conditions. Clearly, Microfluidics’ value as an ongoing business is greater than the consideration to be paid in the Proposed

Transaction. As such, the Proposed Transaction is inadequate to Microfluidics shareholders and represents a significant discount to the Company’s actual value in the marketplace.
Defendants Have Failed to Engage In a Process to Maximize Shareholder Value
     35. Because the Proposed Transaction involves a change of control, the Individual Defendants owe a fiduciary duty to the Company’s shareholders to maximize value in the transaction. Indeed, the Company’s Solicitation/Recommendation statement filed on Schedule 14D-9 with the SEC (“14D-9”) details various “change of control” agreements that will be triggered if the merger is consummated. As the 14D-9 reveals, however, the Individual Defendants, in pursuing the Proposed Transaction with IDEX, failed to act reasonably to maximize shareholder value for the Company’s stockholders.
     36. Rather than attempt to maximize shareholder value, the Individual Defendants instead appeared to steer its sale process to a transaction with IDEX. Indeed, the 14D-9 states that in mid-October 2009, a representative of IDEX and Defendant Michael C. Ferrara, President and Chief Executive Officer of Microfluidics, began discussions toward a “potential relationship.” These discussions moved very rapidly such that just one month later on November 24, 2009, the Company and IDEX entered into a non-disclosure agreement with respect to the confidentiality and use of technical and business information in preparation for a potential transaction. On December 1, 2009, representatives from IDEX continued to speak with Company representatives at a meeting that took place at the Company’s headquarters to continue discussions toward a transaction. Throughout the first few months of negotiations with IDEX, however, Microfluidics failed to secure an investment banker that would conduct a market check during this time. The Company did not officially retain its eventual investment banker, America’s Growth Capital, until April 1, 2010. By this period, the Company had already engaged in negotiations with IDEX (and apparently no other party) and had entered into a non-disclosure agreement. Thus, the deal with IDEX was already well-advanced before Microfluidics retained any banker.
     37. Although Microfluidics and IDEX were already discussing a potential transaction from October 2009 to April 30, 2010, the 14D-9 fails to identify any attempts by Microfluidics during this period to solicit other potential bidders that could possibly provide superior value to shareholders. Instead, the 14D-9 does not state that Microfluidics contacted any other bidders until April 30, 2010. By then, Microfluidics and IDEX had been in negotiations for well over six months before any other potential bidders were contacted. Moreover, while the 14D-9 states that from April 30, 2010 to June 14, 2010, the Company (through its financial banker) contacted 102 entities to solicit their interest in a potential strategic transaction, the 14D-9 provides no details regarding what companies were contacted by Microfluidics and the criteria by which these companies were selected.
     38. The Company’s Board also failed to conduct a proper sales process by relinquishing its responsibilities to Defendant Ferrara. Again, the Company failed to conduct any meaningful market check or auction until the Company’s negotiations with IDEX were well under way. Moreover, the process by which the Company agreed to sell itself to IDEX was driven nearly single-handedly by Ferrara, to whom the Board abdicated its fiduciary responsibilities. Rather than seek a transaction that was in the best interests of the Company and its public shareholders, Ferrara sought — and the Board rubberstamped — a transaction that was in Ferrara’s own personal interest, as well as the personal interest of the other Individual Defendants.

     39. As the 14D-9 reveals, Ferrara played the central role in negotiating the unfair deal with IDEX. The 14D-9 states that in mid-October of 2009, Ferrara began discussions with IDEX regarding a “potential relationship.” In mid-February 2010, Ferrara essentially hand-picked the investment bank that would be used during negotiations; out of the 19 investment banks that the Company contacted, the Board chose the very bank, America’s Growth Capital, that Ferrara had recommended.
     40. Through the negotiations, Ferrara continued his discussions with IDEX regarding a transaction between the two companies and provided his updates to the Board. On June 14, 2010, the Company Board agreed to enter into an exclusive dealing period with IDEX at Ferrara’s direction. On July 26, 2010, the Board then allowed Ferrara to negotiate a further extension of the exclusivity period with IDEX, and on July 30, 2010, Ferrara presented the Board with a revised exclusivity agreement that was then approved by the Board. The Board continued to allow Ferrara to guide the discussions regarding a potential transaction, and on January 11, 2011, Microfluidics and IDEX issued a joint press release announcing the Merger and the execution of the Merger Agreement.
     41. Thus, the Board’s abdication of its responsibilities resulted in a process ran by Ferrara that was not meaningfully overseen by the Board, and that unfairly favored Ferrara’s own interests and those of the Individual Defendants to the detriment of the Company and its public stockholders. Indeed, it is not surprising that Ferrara will receive more than $600,000 in benefits and payments if the Proposed Transaction is consummated.
     42. The Board nevertheless approved the Proposed Transaction despite having no reliable grounds upon which to judge the adequacy of the price at which they were selling the Company to IDEX, and, as outlined herein, despite knowing that the value to be received by

Microfluidics shareholders does not adequately compensate them. As a result, the consideration Microfluidics’ public shareholders are to receive in the Proposed Transaction is unfair and inadequate.
     43. Moreover, the Board also failed to maximize shareholder value by agreeing to the demands of Celgene Corporation (“Celgene”). Specifically, the Individual Defendants agreed to extend the term of an existing collaboration agreement between the Company and Abraxis BioScience, LLC (“Abraxis”), a subsidiary of Celgene (the “Collaboration Agreement”), which was set to expire on November 14, 2011. In exchange for Defendants’ agreement to amend the Collaboration Agreement, Celgene agreed not to exercise its rights under an existing Debenture Agreement and Warrant (described below), that would have allowed Celgene to convert existing debt and exercise the Warrant resulting in Celgene owning 50% of Microfluidics stock. As a result of Defendants’ unwarranted concessions, IDEX lowered its offer price by $0.05 per share, from $1.40 per share to the current offer price of $1.35 per share.
     44. More specifically, on November 14, 2008, Microfluidics entered into a Convertible Debenture and Warrant Purchase Agreement (the “Debenture Agreement”) with Global Strategic Partners, LLC (“GSP”), a wholly-owned subsidiary of Abraxis. Abraxis subsequently became a wholly-owned subsidiary of Celgene Corporation on October 15, 2010. Under the Debenture Agreement, Microfluidics issued GSP a convertible debenture with a principal amount of $5,000,000 and bearing interest at a rate of 9.0% per annum (the “Convertible Debenture”). Under the Debenture Agreement, GSP may convert all or any portion of the outstanding principal amount of the Convertible Debenture into shares of the Company’s common stock at a price of $1.25 per share upon a change of control. Under the Debenture Agreement, Microfluidics also issued a warrant to GSP, giving GSP the right to purchase up to

50% of the Company’s outstanding common stock, on a fully diluted basis, less the number of shares of common stock into which the Convertible Debenture is convertible (the “Warrant”). Thus, because of Celgene’s right to acquire 50% of the Company’s common stock, Celgene had substantial influence over the Microfluidics’ decision to enter into the Proposed Transaction. Indeed, the 14D-9 admits that the Individual Defendants “discussed the Company’s options for proceeding with a strategic transaction without the participation of Abraxis, and determined that as a result of the structure of the Convertible Debenture and the Warrant, the opportunities to pursue a transaction without Abraxis’ support were extremely limited in light of Abraxis’ right to acquire 50% of the Company’s common stock pursuant to the Convertible Debenture and Warrant.”
     45. As a condition to the execution of the Merger Agreement, IDEX required that GSP and Abraxis enter into an Agreement Concerning Debenture (the “Agreement Concerning Debenture”), under which: (i) IDEX would purchase the Convertible Debenture from GSP and the Convertible Debenture will then be assigned and transferred to IDEX with the existing Debenture Agreement between GSP and the Company terminated; (ii) the Warrant would be cancelled; (iii) GSP agreed not to purchase any shares of Microfluidics stock; (iv) GSP and Abraxis agreed to refrain from soliciting, negotiating or accepting alternative proposals for certain other strategic transactions involving the Company with a party other than IDEX; and (v) GSP agreed not to convert the Convertible Debenture or any portion thereof.
     46. As a condition for GSP and Abraxis entering into the Agreement Concerning Debenture, Celgene required Microfluidics to extend the existing collaboration agreement between Microfluidics and Abraxis, set to expire on November 14, 2011, an additional ten years from the date of the closing of the Proposed Transaction. On November 10, 2010, representatives of Celgene informed America’s Growth Capital that, as a condition to Celgene’s agreement to a sale of the Convertible Debenture to IDEX and cancellation of the Warrant, it would require certain changes be made to the existing Strategic Collaboration Agreement between the Company and Abraxis that would benefit Celgene. With Celgene’s support being necessary for the Company to pursue a transaction with IDEX, the Company then agreed to certain changes in the existing Strategic Collaboration Agreement, including: (a) an extension of the term of the existing agreement (set to expire on November 14, 2011) for another ten years from the date of the closing of the Proposed Transaction; and (b) “other concessions.” The 14D-9, however, fails to disclose these “other concessions.”
     47. As a result of the above amendments to the amended Collaboration Agreement, on November 24, 2010, IDEX dropped its offer of $1.40 per share submitted on September 8, 2011, to $1.35 per share because “the long-term potential restrictions on Microfluidics’ ability to take advantage of future business opportunities resulting from the contemplated revisions to the Strategic Collaboration Agreement required by Celgene.” Thus, Celgene, as a major creditor of Microfluidics with the ability to transform itself into the Company’s majority shareholder and cause the deal to fall apart, used its power to negotiate favorable terms under the Collaboration Agreement. Rather than act in the shareholders’ interests, the Individual Defendants agreed to Celgene’s demands and accepted a price $0.05 per share lower than IDEX’s prior offer so they could reap the $1.2 million in benefits, option profits and share proceeds they would receive if the Proposed Transaction was consummated.
     48. Further adding to the Proposed Transaction’s unfairness to Plaintiff and other Microfluidics shareholders, the Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     49. For example, Section 5.4 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount in the Proposed Transaction. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. If an unsolicited bidder were to submit a competing proposal, the Company must notify IDEX of the suitor’s identity and the terms of this offer. If the Board were to determine that this unsolicited offer were superior, before the Company can terminate the agreement with IDEX, the Company must grant IDEX five business days in which the Company must negotiate with IDEX and allow IDEX to amend the terms of the Merger Agreement. Thus, the Merger Agreement guarantees the only suitor will be IDEX.
     50. In addition, the Merger Agreement provides that a termination fee of $860,000 and expenses of up to $140,000 must be paid to IDEX by Microfluidics if the Company decides to pursue another offer, thereby essentially requiring that the alternate bidder agree to pay a substantial naked premium for the right to provide the shareholders with a superior offer.
     51. Moreover, IDEX is also the beneficiary of a “Top-Up” provision that ensures that IDEX gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if IDEX receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event IDEX fails to acquire the requisite 90% shares, the Merger Agreement provides IDEX with the option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger through the Top-Up Option. There is no limit, however, on how many times IDEX can exercise this Top-Up Option, which allows IDEX to essentially control the closing of the Proposed Transaction. Further, IDEX may pay for the Top-Up Shares wholly in cash or in cash equal to the aggregate par value of the Top-Up Shares plus a promissory note (the “Promissory Note”) for the remaining portion above the par value, at simple interest of 9% per annum due one year from the date the Top-Up Shares are issued. The Top-Up Option is exercisable up to the total number of Microfluidics shares authorized and unissued after giving effect to the termination of the Share reservation pursuant to Section 5.5f of the Merger Agreement. Exercise of this Top-Up Option is left entirely to the discretion of IDEX, which can exercise the Top-Up Option as many times as it wants and at any time. There is no requirement that IDEX must own a particular percentage of Microfluidics outstanding shares before or after the exercise of the Top-Up Option or that the option must be exercised only one tune or within a specified time period. Moreover, IDEX may pay for a significant portion of the Top-Up Shares with a Promissory Note that will be extinguished in a merger and never be repaid. As such, the “Top-Up” provision essentially renders the tender offer a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to IDEX’s first-in position.
     52. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of IDEX’s inadequate offer price.

     53. In addition to the above preclusive deal protection devices, Irwin Gruverman, the Company’s former Chief Executive Officer and a substantial stockholder and all of the Company’s directors and executive officers entered into Tender and Support Agreements with IDEX whereby they agreed, among other things, to tender all of their shares in the Tender Offer. In the aggregate, these supporting shareholders own approximately 17% of the Company’s outstanding shares.
The Board Has Conflicts of Interest with Other Microfluidics Shareholders
     54. Further, certain executive officers and directors have clear and material conflicts of interest and are acting to better their own interests at the expense of the Company’s public shareholders. Indeed, certain Company directors and executive officers hold unvested stock options of the Company that will accelerate and automatically vest if the Proposed Transaction is consummated, and will entitle these officers and directors to receive the Proposed Transaction consideration.
     55. Specifically, each outstanding and unexercised option to acquire Shares that were granted under the Company’s Stock Plans for 1989, 1998, and 2006, will accelerate and vest in full upon the consummation of the Proposed Transaction. This will greatly accelerate the Defendants’ opportunity to monetize their stake in Microfluidics, creating a conflict that prevents them from adequately representing the public shareholders.
     56. Moreover, Ferrara will receive substantial payments if the Proposed Transaction is consummated. Under Ferrara’s Employment Agreement with the Company, upon a change of control, Ferrara is entitled to severance payments and benefits that includes 12 months of base salary, 12 monthly payments of medical coverage, an acceleration of any bonus he was due to receive, and payments for vacation and miscellaneous expenses. Further, the vesting of all of

Ferrara’s options in Microfluidics will fully accelerate upon a change of control. In all, Ferrara stands to gain more than $600,000 in benefits.
     57. Further, Peter F. Byczko (“Byczko”), the Company’s Vice President of Finance and Chief Accounting Officer, and William J. Conroy (“Conroy”), the Company’s Senior Vice President — Operations and Engineering also have similar employment agreements with the Company providing for severance payments upon their termination following a change of control. Overall, the officers and directors of Microfluidics stand to gain more than $1.2 million combined in total termination benefits, option profits and share proceeds if the Proposed Transaction is consummated.
     58. IDEX and the Surviving Corporation will also indemnify the Individual Defendants with respect to all acts or omissions by them in their directorial capacities for acts prior to the effective time of the Proposed Transaction. The indemnification may, for example, serve to insulate the Defendants for any potential liability in connection with any of the legal proceedings in which Microfluidics is involved.
     59. Moreover, the three Microfluidics Board members who are eligible to serve on the Company’s audit committee pursuant to the requirements of the Exchange Act of 1934 will serve as “Continuing Directors” of the Company.
     60. Defendants have even explicitly admitted to suffering from material conflicts of interests with the Company’s shareholders. The 14D-9 specifically states:

Certain members of the Company’s management and the Company’s Board of Directors may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company’s Board of Directors was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.
     61. Thus, all of the conflicts of interest detailed above have prevented the Board and their advisors from acting in the best interests of the shareholders of Microfluidics.
The Materially Misleading And Incomplete Proxy Statement
     62. Additionally, Defendants are breaching their fiduciary duties of full disclosure to Microfluidics and its public shareholders in connection with the Proposed Transaction. On January 25, 2011, Microfluidics filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. This 14D-9, however, fails to disclose material information sufficient for Microfluidics shareholders to analyze the fairness of the Proposed Transaction.
     63. First, the 14D-9’s section regarding background of the Proposed Transaction begins with general statements such as management “periodically considered a range of strategic approaches, including remaining a stand-alone, independent company, acquiring other companies or lines of business, entering into collaboration and licensing transactions, and discussing the relative advantages and disadvantages of engaging in a business combination with a potential acquirer.” This boilerplate introduction leaves shareholders at a complete loss as to what real alternatives were considered, as well as to how these alternatives were balanced with the potential growth prospects and risks associated with Microfluidics remaining as a stand-alone Company. It is vital for Microfluidics shareholders to be provided with all real options available to them before they are asked to vote in favor of the Proposed Transaction.

     64. The 14D-9 proceeds by stating that mid-October of 2009, a representative of IDEX contacted Defendant Ferrara to “discuss a potential relationship between IDEX and Microfluidics.” The 14D-9 states that just one month later on November 24, 2009, the Company entered into a non-disclosure agreement with IDEX. The 14D-9, however, fails to disclose any reasons for why Microfluidics failed to shop the Company to other bidders during the time of its initial negotiations with IDEX. Moreover, the 14D-9 fails to disclose the reason why no auction, market check, or any other solicitation of other bidders took place until April 30, 2010 — more than six months after it began its negotiations with IDEX. For those parties Microfluidics claims to have solicited on April 30, 2010, the 14D-9 fails to provide any meaningful explanation as to how these companies were selected or the criteria used to selecting these companies.
     65. The Proxy also completely fails to disclose the underlying data concerning the methodologies, key inputs and multiples relied upon and observed by America’s Growth Capital, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by America’s Growth and relied upon by the Board in recommending the Acquisition. With regard to America’s Growth, the Proxy is deficient and should provide, inter alia, the following:
a.	The criteria, supporting data, summary charts, supporting schedules and analysis for the “Forecasts and the risks and uncertainties” provided to America’s Growth by management.

b.	The criteria, supporting data summary charts, supporting schedules and analysis utilized by America’s Growth to select the transactions that were deemed similar to the acquisition of Microfluidics and used in the Selected Precedent Transaction Analysis.

c.	The criteria, supporting data, summary charts, supporting schedules and analysis utilized by America’s Growth to select the transactions that were excluded in the Selected Precedent Transaction Analysis.

d.	The underlying data, supporting schedules and calculations concerning how America’s Growth computed the latest twelve months EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) calculations for the “selected transactions” and for Microfluidics in the Selected Precedent Transaction Analysis.

e.	The underlying data, summary charts, supporting schedules and calculations concerning how America’s Growth computed the latest twelve month EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) multiples of 1.1x and 8.7x for the “selected transactions” and for Microfluidics in the Selected Precedent Transaction Analysis.

f.	The criteria, supporting data, summary charts, supporting schedules and analysis utilized by America’s Growth to select the companies that were deemed “comparable” to Microfluidics and used in the Comparable Public Companies Analysis. Indeed, a Yahoo! Finance shows over 100 companies that are listed as potential comparable companies in the same industry classification as Microfluidics. Yet America’s Growth only listed one of these 100 companies (Affymetrix) as a comparable company.

g.	The criteria, supporting data summary charts, supporting schedules and analysis utilized by America’s Growth to exclude comparable companies in the Comparable Public Companies Analysis. Indeed, it is questionable whether certain companies used in America’s Growth analysis are “comparable” at all, such as Key Technology (Processed and Package Goods industry), Lydall (synthetics), Harvard Business (Medical Instruments), and Repligen (biotechnology).

h.	The underlying data, summary charts, supporting schedules and calculations concerning how America’s Growth computed the Enterprise Value for the “comparable companies” and for Microfluidics in the Comparable Public Companies Analysis.

i.	The underlying data, summary charts, supporting schedules, supporting calculations and research reports concerning how America’s Growth computed the estimated revenue and estimated EBITDA for the “comparable companies” and for Microfluidics in the Comparable Public Companies Analysis.

j.	The underlying data, summary charts, supporting schedules, supporting calculations concerning how America’s Growth derived the .8x to .8x ? revenue multiple and the EBITDA multiples of 6.7x to 7.7x for the “comparable companies” and the application to Microfluidics in the Comparable Public Companies Analysis.

k.	The underlying data, summary charts, supporting schedules, supporting calculations and research reports utilized concerning how America’s Growth applied the multiples to compute the $.092 to $1.31 per share value from the “comparable companies” that was computed for Microfluidics in the Comparable Public Companies Analysis.

1.	The underlying data, summary charts, supporting schedules, supporting calculations and research reports utilized concerning how America’s Growth computed $.092 to $1.31 per share value “comparable companies” and the application to Microfluidics in the Comparable Public Companies Analysis.

m.	The underlying data, summary charts, supporting schedules, supporting calculations, management forecasts and research reports utilized and analysis that discusses and justifies the minimal offer premium of the $1.35 offer over the $1.31 per share comparable company valuation for Microfluidics in the Comparable Public Companies Analysis.

n.	The underlying data, calculations and supporting schedules concerning how America’s Growth arrived at the 20.0% to 22.0% discount rate range in the Discounted Cash Flow Analysis.

o.	The underlying data, summary charts, supporting schedules, supporting calculations, management forecasts and research reports utilized showing the projected cash flows, justification for the terminal value computation and the present value calculations for Microfluidics in the Discounted Cash Flow Analysis.

p.	The underlying data, summary charts, supporting schedules, supporting calculations, management forecasts and research reports utilized showing the projected cash flows, justification for the terminal value computation and the present value calculations supporting the $1.26 to $1.33 per share present value valuation for Microfluidics in the Discounted Cash Flow Analysis.

q.	The underlying data, summary charts, supporting schedules, supporting calculations, management forecasts and research reports utilized and analysis that discusses and justifies the minimal offer premium of the $1.35 offer over the $1.33 per share discounted cash flow valuation for Microfluidics in the Discounted Cash Flow Analysis.

r.	The underlying data, summary charts, supporting schedules, supporting calculations, management forecasts and research reports utilized and analysis that discusses and justifies the minimal offer premium of the $1.35 offer over the $1.29 per share comparable company valuation for Microfluidics in the Selected Precedent Transaction Analysis.

s.	The underlying data, summary charts, supporting schedules, supporting calculations and research reports utilized concerning how America’s Growth applied the ratios to compute the $.092 to $1.31 per share value to Microfluidics in the Comparable Public Companies Analysis.
     66. Without the aforementioned matexial and accurate information, all of which a reasonable stockholder would consider important in deciding whether to vote in favor or against the Proposed Transaction, Microfluidics shareholders are unable to cast informed votes on the Acquisition. This is critically important in light of, among other things, the fact that common stock shareholders have appraisal rights, and are entitled to make an informed decision whether they believe that they will be better off remaining Microfluidics shareholders, accepting cash, or seeking appraisal.

     67. Each of the aforementioned items of information concerns the value of the Company, the bases for the financial advisor’s opinions as to the fairness of the Proposed Transaction from a financial, point of view to the Microfluidics stockholders, and the process employed by the Microfluidics Board to purportedly ascertain the value of the Company as an acquisition candidate. However, without the benefit of all material information concerning the price of the proposed Acquisition and the process employed by the Individual Defendants and the Company in connection with the Acquisition, the Class members are unable to make an informed decision. As such, Defendants have breached and are continuing to breach their fiduciary duty of candor to the Company’s shareholders.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     68. By reason of Individual Defendants’ positions with the Microfluidics as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Microfluidics and owe them, as well as Microfluidics, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     69. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a breakup of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
a.	adversely affects the value provided to the corporation’s shareholders;

b.	favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties;

d.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.	will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     70. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Microfluidics and IDEX, are obligated to refrain from:
a.	participating in any transaction where the Directors or officers’ loyalties are divided;

b.	participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     71. As Plaintiff alleges herein, the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to

Plaintiff and other public shareholders of Microfluidics, or are aiding and abetting others in violating those duties.
     72. Defendants also owe the Microfluidics stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. As alleged in further detail above, Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
     73. The Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Microfluidics, and especially the true value and expected increased future value of Microfluidics and its assets, which they have not disclosed to Microfluidics public shareholders. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Microfluidics’ public shareholders.
     74. The Proposed Transaction is wrongful, unfair and harmful to Microfluidics’ public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for the benefit of Defendants on unfair terms.
COUNT I
Breach of Fiduciary Duty of Good Faith, Loyalty, Fair Dealing, and Due Care
(Against All Individual Defendants)
     75. Plaintiff repeats all previous allegations as if set forth in full herein.

     76. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties to Microfluidics shareholders of, among other things, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.
     77. As a result, Plaintiff and the Class have been and will be damaged.
COUNT II
Breach of Fiduciary Duty of Disclosure
(Against All Defendants)
     78. Plaintiff repeats all previous allegations as if set forth in full herein.
     79. As alleged in detail above, Defendants have breached their fiduciary duty of disclosure to Plaintiff and the Class by filing and circulating a Form S-4 with materially inadequate disclosures and material omissions.
     80. As a result, Plaintiff and the Class have been and will be damaged.
COUNT III
Aiding and Abetting
(Against Defendants IDEX and Merger Sub)
     81. Plaintiff repeats all previous allegations as if set forth in full herein.
     82. As alleged in detail above, Defendants IDEX and Merger Sub were well aware that the Individual Defendants have breached their fiduciary duties to Microfluidics shareholders of, among other things, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties. Defendants IDEX and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties with full knowledge of these breaches.
     83. As a result, Plaintiff and the Class have been and will be damaged.

     84. As Directors of Microfluidics, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of Microfluidics and owe them the highest fiduciary obligations of loyalty and care.
     85. As discussed herein, the Individual Defendants have breached their fiduciary duties to Microfluidics’ shareholders by engaging in an unfair process and agreeing to a merger that offers shareholders inadequate consideration.
     86. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Microfluidics’ assets and will be prevented from benefiting from a value-maximizing transaction.
     87. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     88. Plaintiff and the Class have no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands relief in his favor and in favor of the Class and against Defendants as follows:
     A. Determining that this action is a proper class action and that Plaintiff is a proper Class representative;
     B. Declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class and/or aided and abetted such breaches;
     C. Enjoining the Individual Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until Microfluidics adopts and implements a fair transaction that does not irreparably harm the Microfluidics’ shareholders;
     D. Awarding Plaintiff and the Class such damages as may be proved at trial including pre- and post-judgment interest;
     E. Awarding Plaintiff the cost and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further equitable relief as this Court may deem just and proper.
JURY TRIAL DEMANDED
     Plaintiff hereby demands a trial by jury.

Dated February 1, 2011	Respectfully submitted, BERMAN DEVALERIO
	By:	/s/ Daryl D. Andrews
Norman Berman BBO 040460
Daryl DeValerio Andrews BBO 658523
One Liberty Square
Boston, MA 02109
Tel. (617) 542-8300
Fax (617) 542-1194
nberman@bermandevalerio.com
dandrews@bermandevalerio.com

Donald J. Enright
FINKELSTEIN THOMPSON LLP
1050 30th Street, NW
Washington, D.C. 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

Attorneys for Plaintiff

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